CORPORACION
MAPFRE

EDIFICIO MAPFRE, CTRA. DE POZUELO A MAJADAHONDA, 52 - 28220 MAJADAHONDA (MADRID)
TEL. (+34) 915 81 11 00 - FAX: (+34) 915 81 11 34

04046814

SECURITIES & EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Mail Stop 3-2
Washington D.C. 20549
U.S.A.

Madrid, 1 December 2004

RECEIVED
2004 DEC -6 A 11: 39
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

Dear Sirs,

Re: CORPORACION MAPFRE, S.A., File number 82/1987

Enclosed is a copy of the information recently sent to the Comisión Nacional del Mercado de Valores, submitted to you in order to maintain our exemption pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934. We also confirm that the Schedule of Information included in our letter of 9 September 1991 has not changed.

Yours truly,

PROCESSED
DEC 22 2004
THOMSON FINANCIAL

Luigi Lubelli
Finance Director

dw 12/21

MAPFRE

PRESS RELEASE

MAPFRE RE CARRIES OUT A CAPITAL INCREASE

In its meeting held on 1 December 2004, the Board of Directors of MAPFRE RE, COMPAÑÍA DE REASEGUROS S.A., approved a € 50 million capital increase to be carried out in the first quarter of 2005.

This increase, which is additional to those carried out in 2003 for € 60 million and in 2004 for € 150 million, will enable the Company to continue supporting its business growth and development plans with an appropriate ratio of shareholders' funds to net premiums written. After this capital increase, the Company's shareholders' funds will reach approximately € 540 million.

MAPFRE RE is the specialised reinsurance company of SISTEMA MAPFRE. Presently, it is rated 'A+' by A.M. Best and 'AA-' by Standard & Poor's.

Thanks to its position in the international market and to its strong financial strength ratings, MAPFRE RE will be able to access new and growing opportunities in the traditional reinsurance business within an environment characterised by terms and conditions that it views as satisfactory from a technical standpoint. Moreover, MAPFRE RE will consolidate its role as the reference reinsurer for all MAPFRE companies.

At the close of September 2004, its consolidated gross written and accepted premiums reached € 879.1 million, a 35.3% increase over the same period of the previous year; its consolidated gross profit before taxes, minority interests and goodwill amortisation amounted to € 47.5 million, against € 32.1 million in the same period of the previous year; and its Non-life combined ratio was 93.2%, vs. 92.3% at the close of the same period of the previous year.

In addition to CORPORACIÓN MAPFRE, which holds 87.9% of its shares, MAPFRE RE's shareholders include insurance companies from France, Italy, Switzerland, the UK and the US.

Madrid, 1 December 2004. Should you need further information, please contact MAPFRE, Dirección de Comunicación (phone +34 91 581 22 16, fax +34 91 581 83 82, e-mail ndelolm@mapfre.com).